

October 11, 2011

Via E-mail
James F. Mongiardo
Chief Executive Officer and
Chief Financial Officer
RegenoCell Therapeutics, Inc.
2 Briar Lane
Natick, MA 01760

> **Re:** **RegenoCell Therapeutics, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2010**
> **Filed May 16, 2011**
> **Form 10-K/A for the Fiscal Year Ended December 31, 2010**
> **Filed September 23, 2011**
> **Form 10-Q/A for the Quarterly Period Ended March 31, 2011**
> **Filed September 23, 2011**
> **Form 10-Q/A for the Quarterly Period Ended June 30, 2011**
> **Filed September 23, 2011**
> **File No. 000-50639**

Dear Mr. Mongiardo:

We have reviewed your September 14, 2011 and September 20, 2011 responses to our September 13, 2011 letter as well as the amendments to your filings filed on September 23, 2011 and have the following comments.

Please respond to this letter within ten business days by providing us the requested information, amending your filings or by advising us when you will provide the requested response. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response. Please furnish us a letter on EDGAR under the form type label CORRESP that keys your responses to our comments.

After reviewing any amendment to your filings and the information you provide in response to these comments, we may have additional comments.

Form 10-K Amendment One for the fiscal year ended December 31, 2010

Item 9A. Controls and Procedures

1. In your responses dated September 14, 2011 and September 20, 2011 you state that internal control over financial reporting is effective. However, this amendment only included your evaluation of disclosure controls and procedures. Therefore, if the conclusion in your responses is still the same, please file an amendment to also include

under this item a revised Management's Report on Internal Control Over Financial Reporting that revises your conclusion regarding internal control over financial reporting. In addition, please file management certifications with your amendment to the 10-K.

<u>Form 10-Q Amendment One for the Quarterly Period Ended March 31, 2011</u>
<u>Form 10-Q Amendment Two for the Quarterly Period Ended June 30, 2011</u>

2. Please amend your filings to include the management certifications. Please note that the amendments should include all of the same information that was included in the amendments that were filed on September 23, 2011.

You may contact Vanessa Robertson, Staff Accountant, at (202) 551-3649 or Joel Parker, Accounting Branch Chief, at (202) 551-3651 if you have any questions regarding the comments. In this regard, do not hesitate to contact me, at (202) 551-3679.

Sincerely,

/s/ Jim B. Rosenberg

Jim B. Rosenberg
Senior Assistant Chief Accountant